Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004	2003
Earnings:

Income from continuing operations before income taxes	$109,840	$160,176	$220,015	$142,788	$250,223	$316,453	$299,380

Interest expense (excluding capitalized interest)(1)	35,542	50,421	55,294	56,661	56,604	32,851	19,241

Portion of rent expense under long-term operating leases representative of an interest factor	1,950	3,147	2,900	3,526	4,642	4,875	2,478

Total earnings	$147,332	$213,744	$278,209	$202,975	$311,469	$354,179	$321,099

Fixed charges:

Interest expense (including capitalized interest)(1)	$35,542	$50,421	$55,294	$57,051	$57,399	$33,299	$19,241

Portion of rent expense under long-term operating leases representative of an interest factor	1,950	3,147	2,900	3,526	4,642	4,875	2,478

Total fixed charges	$37,492	$53,568	$58,194	$60,577	$62,041	$38,174	$21,719

Ratio of earnings to fixed charges	3.9	4.0	4.8	3.4	5.0	9.3	14.8

(1)	Does not include interest expense related to uncertain tax positions recorded under Financial Accounting Standards Board (FASB) Accounting Standards Codification topic 740. We adopted the FASB’s guidance regarding uncertsin tax positions on January 1, 2007.